UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

Units 714 & 715

7F, Hong Kong Plaza

188 Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Top Wealth Group Holding Limited is filing this Amendment No. 1 on Form 6-K to amend its original report on Form 6-K which was filed with the Securities and Exchange Commission on September 4, 2026 (the “Original 6-K”). The purpose of this Amendment is solely to correct certain inadvertent clerical errors in Proposal 2 contained in Exhibit 99.2 to the Original 6-K. Any submitted proxy in respect of Proposal 2 shall be referring to Proposal 2 as described in the Proxy Statement and Exhibit 99.2 contained herein. There is no need to resubmit your proxy if already submitted.

Except as described above, the information contained in the Original 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
99.2	Form of Proxy Card for the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2026	Top Wealth Group Holding Limited

	By:	/s/ Yuen Cheong Carp, LEE
	Name:	Yuen Cheong Carp, LEE
	Title:	Chief Executive Officer and Director

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